June 25, 2009
Mr. John Lucas
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	SEC Comment Letter dated May 29, 2009 Holly Energy Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2008, as amended May 1, 2009 File No. 1-32225
Dear Mr. Lucas,
Regarding your comments arising from your review of the Holly Energy Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2008, as amended May 1, 2009, please see our responses to the inquiries raised in your letter dated May 29, 2009. For ease of reference, we have included the staff comments, followed by our response, in same order as listed in the comment letter.
Management’s Report on its Assessment of the Company’s Internal Control Over Financial Reporting, page 61
     SEC Comment 1:
Please clarify to whom “Management of Holly Energy Partners, L.P.” refers. Given your partnership structure, it appears that management of Holly Logistics Services, L.L.C. may be responsible for establishing and maintaining adequate internal control over the partnership’s financial reporting.
     Holly Energy Partners, L.P.:
“Management of Holly Energy Partners, L.P.” refers to management of Holly Logistic Services, L.L.C., the general partner of HEP Logistics Holdings, L.P., our general partner. Officers and directors of Holly Logistic Services, L.L.C manage our operations and activities on behalf of our general partner as neither we nor our general partner have employees.
In our future filings, we will clarify that management of Holly Logistic Services, L.L.C. is responsible for establishing and maintaining our internal control over financial reporting.
     SEC Comment 2:
We note your statement that, due to their inherent limitations, internal control systems “can provide only reasonable assurance.” Please clarify whether your internal controls were designed to provide this reasonable level of assurance and whether they were effective at that level.

     Holly Energy Partners, L.P.:
Our internal control over financial reporting is designed to provide a reasonable level of assurance that our financial statements are reliable and that our financial statements are prepared in accordance with generally accepted accounting principles in the United States. Based on their assessment, Management concluded that our internal control over financial reporting was effective as of December 31, 2008.
We will incorporate this statement in our future filings.
Role of the Committee, Compensation Consultant and Named Executive Officers in the Compensation Setting Process, page 99
     SEC Comment 3:
With respect to the group of publicly traded MLPs that you and your compensation consultant look to in establishing market pay levels, briefly explain how you determined that these are “appropriate peer organizations.”
     Holly Energy Partners, L.P.:
The purpose of the peer groups is to provide a frame of reference for our consideration of what compensation is appropriate for our executives and to ensure that our compensation is generally comparable to companies of similar size and scope of operations. Each of these publicly traded MLPs competes with us for talented executives in our industry. We believe the peer groups are appropriate because they are generally comparable in terms of size, scope of operations, business focus, and/or ownership structure.
     SEC Comment 4:
Identify the companies that comprise the “broader group of energy companies” that you look to in developing compensation structures and guidelines.
      Holly Energy Partners, L.P. Response:
The broader group of energy companies we considered includes Alon USA Energy, Inc., Cameron International Corporation, Crosstex Energy, Inc., CVR Energy, Inc., Delek US Holdings, Inc., El Paso Corporation, FMC Technologies, Inc., Frontier Oil Corporation, Holly Corporation, Marathon Oil Corporation, Murphy Oil Corporation, Sunoco, Inc., Tesoro Corporation, Valero Energy Corp., The Williams Companies, Inc., and Western Refining, Inc.
     SEC Comment 5:
Explain why you look to multiple peer groups and whether the information collected from the different peer groups is used for different purposes.
     Holly Energy Partners, L.P. Response:
We look at multiple peer groups because we believe it is beneficial to reference as many relevant data points as possible. With the assistance of our compensation consultant, Frederick W. Cook & Co., we considered published information for the peer groups listed on page 99 of our Annual Report on Form 10-K for calendar year 2008. The publicly traded MLPs listed in our 10-K were used to compare all aspects of compensation. The broader group of energy companies was used to compare various approaches to long term incentive awards.

     SEC Comment 6:
We note that your objective is to set compensation levels at approximately the “middle range” of the market. Identify the range that you have determined is the “middle range,” and state whether your compensation levels in fact fall within that range. Explain any material departures from this range.
     Holly Energy Partners, L.P. Response:
When setting compensation levels at approximately the “middle range” of the market, we generally evaluate the salary and non-salary components of our executives’ total compensation in relation to median levels derived from our benchmark MLP group. We evaluate such components in terms of whether they fall substantially below or above the median compensation levels within this benchmark group rather than to an exact percentile above or below the median. For Named Executive Officers committing more than half of their time to HEP in 2008, total cash compensation was within 10% of the median of total cash compensation for the MLP benchmark group listed on page 99 of our 10-K.
With respect to staff comments 3 through 6 provided above that pertain to “Role of the Committee, Compensation Consultant and Named Executive Officers in the Compensation Setting Process” on page 99 of our Form 10-K for the fiscal year ended December 31, 2008, we will incorporate information provided in our responses into our future filings.
Form 10-K/A Filed May 1, 2009
     SEC Comment 7:
We note the amended 10-K that you filed to provide additional section 16(a) beneficial ownership reporting disclosure. Rule 12b-15 requires an amendment to include the complete text of each item as amended. With your next amendment, please include all the information required by Item 10 of Form 10-K.
     Holly Energy Partners, L.P. Response:
We have reviewed the requirements of Rule 12b-15. In the future, we will provide complete, required text of each amended item with respect to our amended filings.
In connection with our response to your comments, we acknowledge that:
•	Holly Energy Partners, L.P. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Holly Energy Partners, L.P. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact us with any additional questions or comments you may have.

Sincerely,
/s/ Bruce R. Shaw
Bruce R. Shaw Senior Vice President and
Chief Financial Officer